UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:              to

Commission file number: 1-13754

THE HANOVER INSURANCE GROUP RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

440 Lincoln Street, Worcester, Massachusetts 01653

(Address of principal executive offices)

(Zip Code)

(508) 855-1000

(Registrant’s telephone number, including area code)

The Hanover Insurance Group

Retirement Savings Plan

Financial Statements

and Supplemental Information

December 31, 2008 and 2007

The Hanover Insurance Group Retirement Savings Plan

December 31, 2008 and 2007

*	Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of The Hanover Insurance Group Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2007, were audited by other auditors whose report, dated June 26, 2008, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caturano and Company P.C.
Boston, Massachusetts
June 26, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Hanover Insurance Group Retirement

Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) at December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 26, 2008

The Hanover Insurance Group Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31,

	2008		2007
Assets
Investments, at fair value:
Registered Investment Companies:
PIMCO Total Return Institutional Class	$41,993,497	*	$37,136,815	*
Fidelity Retirement Money Market Portfolio	40,814,763	*	37,493,072	*
Fidelity Equity-Income Fund	32,607,741	*	64,690,905	*
Spartan U.S. Equity Index Fund - Investor Class	27,447,816	*	46,892,246	*
American Funds Growth Fund of America - Class R5	14,848,037		23,519,680	*
Artisan Mid-Cap Investor Class	14,298,745		27,130,485	*
Fidelity Diversified International Fund	14,168,846		27,491,326	*
Fidelity Low-Priced Stock Fund	14,159,039		25,652,446	*
Fidelity Freedom 2020 Fund	11,285,563		13,546,648
Fidelity Small-Cap Stock Fund	6,923,628		13,217,759
Fidelity Freedom 2030 Fund	6,355,560		7,508,046
Fidelity Freedom 2010 Fund	5,722,154		6,711,261
Fidelity Freedom 2040 Fund	4,148,428		5,083,818
Vanguard Total Bond Market Index Fund Signal	2,642,769		1,023,335
Spartan International Index Fund - Investor Class	1,274,161		2,059,145
Vanguard Mid-Cap Index Fund Signal	1,110,414		1,510,158
Fidelity Freedom 2000 Fund	809,755		969,929
Fidelity Freedom Income Fund	690,762		821,640
Vanguard Small-Cap Index Fund Signal	575,878		650,428
Fidelity Freedom 2050 Fund	441,375		—
Fidelity US Treasury Money Market Fund	410,121		—

	242,729,052		343,109,142

Common Collective Trust:
Fidelity Managed Income Portfolio II - Class 2	74,648,752	*	78,615,177	*

The Hanover Insurance Group Company Stock Fund:
The Hanover Insurance Group, Inc. Common Stock	18,715,813	*	20,492,957
Cash and cash equivalents	708,127		880,806

	19,423,940	*	21,373,763

Participant loans	8,133,450		7,327,225

Total investments at fair value	344,935,194		450,425,307

Employer contribution receivable	6,159,506		8,663,822

Net assets available for benefits at fair value	351,094,700		459,089,129

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,029,274		596,032

Net assets available for benefits	$354,123,974		$459,685,161

*	Amount represents 5% percent or more of net assets available for benefits at December 31, 2008, and 2007, respectively.

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2008	2007
(Reductions) additions to net assets attributed to:
Net investment (losses) gains:
Net depreciation of:
Registered Investment Companies	$(114,311,314)	$(352,249)
The Hanover Insurance Group Company Stock Fund	(1,115,551)	(1,363,239)
Interest and dividend income	17,424,970	28,317,993

Total net investment (losses) gains	(98,001,895)	26,602,505

Contributions:
Employer contributions	17,446,945	19,862,450
Employee contributions	22,561,968	22,522,921

Total contributions	40,008,913	42,385,371

Net (reductions) additions	(57,992,982)	68,987,876

Deductions from net assets attributed to:

Benefits paid to participants	(47,568,205)	(49,751,992)

Net (decrease) increase	(105,561,187)	19,235,884

Net assets available for benefits, beginning of year	459,685,161	440,449,277

Net assets available for benefits, end of year	$354,123,974	$459,685,161

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a qualified defined contribution plan for eligible employees of The Hanover Insurance Company (“Hanover Insurance”, the “Company” or the “Sponsor”). Hanover Insurance is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”). Effective January 1, 2008, Hanover Insurance became the common employer of all employees of THG and its subsidiaries. As such, sponsorship of all employee benefit plans was transferred from First Allmerica Financial Life Insurance Company, a former subsidiary of THG, to Hanover Insurance.

Recordkeeping services for the Plan are provided by Fidelity Investments Institutional Operations Company, Inc. and trustee services of the Plan are provided by Fidelity Management Trust Company. In addition, on June 26, 2007, the Plan changed its administrator from the Sponsor to the Benefits Committee (the “Plan Administrator”). The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with The Hanover Insurance Company, as defined by the Plan document.

Employer contributions

The Plan has an employer matching provision. Participants are immediately eligible to receive this employer matching contribution upon hire. The Company will match a participant’s deferral at a rate of 100% up to the first 5% of eligible compensation in each pay period. The employer’s matching contribution is allocated to the same investment vehicles as the employee contributions. This contribution was $11,287,439 in 2008 and $11,644,818 in 2007. In addition, the Board of Directors may require that all matching contributions be made to The Hanover Insurance Group Company Stock Fund (“THG Stock Fund”), however, this restriction was not imposed for 2008 or 2007.

Employer matching contributions were not applied to any “Catch-up Contributions” made by participants in 2008 or 2007 (see “Participant accounts”).

The Plan also includes a “true-up” provision, wherein it will provide for an annual contribution equal to the difference in the total employer matching contributions made and the total employer matching contribution allowed in accordance with the Plan. Through this process, participants receive the maximum annual Company match on their deferral, regardless of adjustments to their deferrals throughout the year.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

Participants are only eligible for the true-up provision if they are employed by the Company on the last day of the calendar year, except in the event of retirement or death. For 2008 and 2007, the employer true-up matching contributions were $724,493 and $673,274, respectively. These contributions were funded to the Plan during the first quarter of 2009 and 2008, respectively.

The Plan also includes a non-elective employer contribution whereby the Company will provide an award equal to an amount determined annually by the Board of Directors and based on a percentage of eligible compensation. This award is provided to individuals employed by the Company on the last day of the year, as well as those who retired or became deceased during the year. This award was 2% and 3% for the 2008 and 2007 plan years, respectively, which resulted in contributions of $5,435,013 and $7,989,961, respectively. These awards were funded to the Plan during the first quarter of 2009 and 2008, respectively.

All employer awards are allocated in accordance with investment elections made by the participant and are subject to the vesting provisions provided for in the Plan document (see “Distributions and vesting provisions”).

Participant accounts

In accordance with the Internal Revenue Service (“IRS”) limits, active participants are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $15,500 for 2008 and 2007.

As a result of the Tax Relief Reconciliation Act of 2001, a “Catch-up Contribution” provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer, up to a maximum of $20,500 for 2008 and 2007. The amount deferred in excess of the annual limit is not eligible to receive the Company match. In 2008, 196 employees accelerated their deferrals, which amounted to $711,681 in additional contributions. During 2007, 203 employees accelerated their deferrals resulting in additional contributions of $756,852.

As directed by participant election, contributions can be invested in registered investment companies, a common collective trust or the THG Stock Fund. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Certain registered investment companies assess fees on participant accounts based upon the value of shares sold should the participant engage in the sale of shares during a pre-determined time period. These fees currently range between 1% and 2% of the value of shares sold.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

Participant loans

Loans made to active participants are secured by the vested portion of the participant’s account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. The interest rate currently used is based upon the Prime Rate plus 1% at the inception of the loan. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Participants are charged a $75 loan initiation fee by the recordkeeper. Interest income on participant loans totaled $607,662 and $555,009 in 2008 and 2007, respectively.

Distributions and vesting provisions

Vested account balances are payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum, installment or annuity form of payment as elected by the participant. If a lump sum distribution is elected, the participant has the option of taking his or her balance in the THG Stock Fund in-kind.

Employees become 50% vested in all employer contributions after one year of service, and 100% vested at two years of service. The vested balances were $338,514,845 and $443,694,115 at December 31, 2008 and 2007, respectively.

A participant’s deferral, rollover, after-tax voluntary contribution and catch-up contribution are immediately vested. In addition, all previous employer profit sharing contributions are fully vested.

Payments from certain funds are subject to limitations and requirements specified in the Plan document.

Forfeitures

Forfeitures of employer contributions are used to offset future employer matching contributions and are allocated to the Plan’s investment vehicles based upon the investment elections of each eligible participant. Forfeitures of employer contributions related to nonvested terminated participants in the amount of $149,402 and $187,368 were transferred to the Fidelity Retirement Money Market Fund in 2008 and 2007, respectively. Unallocated forfeiture balances as of December 31, 2008 and 2007 were $375,272 and $217,167 respectively. In the first quarter of 2009, the remaining forfeiture balance was used to reduce employer matching contributions.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“Statement No. 157”). This statement creates a common definition of fair value to be used throughout generally accepted accounting principles. Statement No. 157 will apply whenever another standard requires or permits assets or liabilities to be measured at fair value, with certain exceptions. The standard establishes a hierarchy for determining fair value which emphasizes the use of observable market data whenever available. The statement also requires expanded disclosures which include the extent to which assets and liabilities are measured at fair value, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. In February 2008, the FASB issued Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of Statement No. 157 for all non-recurring fair value measurements of nonfinancial assets and nonfinancial liabilities until the fiscal year beginning after November 15, 2008. The Plan currently does not hold any nonfinancial assets or liabilities which are required to be reflected at fair value. Additionally, in October 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS No. 157-3”). This FSP clarifies how Statement No. 157 should be applied when valuing securities in markets that are not active. This Statement provides guidance on how companies may use judgment, in addition to market information, in certain circumstances to value assets which have inactive markets. This FSP is effective upon issuance, including prior periods that financial statements have not yet been issued. Statement No. 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The difference between the carrying amounts and fair values of those financial instruments held at the date this statement is initially applied should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. On January 1, 2008, the Plan applied the

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies (continued)

provisions of Statement No. 157. The effect of adopting Statement No. 157 and the related FSPs was not material to the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of investments and income recognition

Investments in registered investment companies and the THG Stock Fund are carried at fair value. The investment in the common collective trust is reflected at fair value with an adjustment from this fair value to contract value in a separate line item in the Statement of Net Assets Available for Benefits. Participant loans are valued based on future principal payments, which approximate fair value. Fair value is measured in accordance with Statement No. 157. See Note 3 – Fair Value Measurements for further detail.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2008 and 2007. All other fees incurred in 2008 and 2007 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement No. 157. Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability, i.e., exit price, in an orderly transaction between market participants and also establishes a hierarchy for determining fair value. This hierarchy emphasizes the use of observable market data where available. Three broad levels defined by the fair value hierarchy are as follows, with the highest priority given to Level 1 as these are the most reliable, and the lowest priority given to Level 3:

Level 1 -	Quoted prices in active markets for identical assets.

Level 2 -	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, including model-derived valuations.

Level 3 -	Unobservable inputs that are supported by little or no market activity.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 3 - Fair Value Measurements (continued)

Where more than one level of input is used to determine the fair value, the investment is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement.

The valuation methodologies used to measure plan investments at fair value, and the level in the fair value hierarchy in which these investments are generally classified are as follows:

Registered Investment Companies

These are classified as Level 1 and include publicly traded securities valued at quoted market prices. A mutual fund’s Net Asset Value (“NAV”) is calculated as of the close of business of the New York Stock Exchange and is based on published prices.

Common Collective Trust

The Fidelity Managed Income Portfolio II Fund - Class 2 is classified as Level 2. This investment is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at fair value in accordance with FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Additionally, an adjustment to contract value is presented in accordance with this FSP as this investment is fully benefit-responsive. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day. Inputs of this commingled pool are generally observable, but are based on other than quoted prices.

THG Stock Fund

Securities include publicly traded common stock of THG valued at quoted prices available on the New York Stock Exchange as well as cash and cash equivalents. The cash and cash equivalents are short-term investments that are priced daily and the carrying amount approximates fair value. The NAV of the fund is determined by dividing the net assets by the number of units in the fund that are outstanding. Because this fund is not actively traded on a quoted market, it is designated as Level 2.

Participant Loans

Participant loans are valued based on future principal payments which approximates fair value and assumes that the two values are materially equal. Because there are no observable inputs for establishing fair value, participant loans are designated as Level 3.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 3 - Fair Value Measurements (continued)

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2008:

	Fair Value
Description	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$242,729,052	$—	$—	$242,729,052
Common Collective Trust	—	74,648,752	—	74,648,752
THG Stock Fund	—	19,423,940	—	19,423,940
Participant Loans	—	—	8,133,450	8,133,450

Total Investments at Fair Value	$242,729,052	$94,072,692	$8,133,450	$344,935,194

The table below presents a reconciliation of Participant Loans measured at fair value on a recurring basis using significant unobservable inputs (Level3):

Participant Loans
Balance as of January 1, 2008	$7,327,225
Net purchases and settlements	806,225

Balance as of December 31, 2008	$8,133,450

For the year ended December 31, 2008, there were no losses or gains recognized on Level 3 assets. Losses and gains would result from changes in fair value, including both realized and unrealized gains and losses, recorded in net investment (losses) gains.

NOTE 4 - Party-in-interest transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company or its affiliates, the trustee, as defined by the Plan (see Note 1 – Description of Plan) and, therefore, transactions with these investments, such as purchases and sales, qualify as party-in-interest transactions. In addition, participant loans also qualify as party-in-interest transactions.

The Plan invests in the THG Stock Fund which holds THG stock. This is the common stock of the Sponsor’s parent company, therefore, purchases and sales of THG stock are party-in-interest transactions. Dividend income in 2008 and 2007 includes $196,930 and $179,117, respectively, of dividends related to the common stock of The Hanover Insurance Group, Inc.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 5 - Tax status

The Internal Revenue Service (“IRS”) has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. Although the Plan has been amended since the date of the IRS letter, the Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 6 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant’s option.

NOTE 7 - Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008:

Net assets available for benefits per the financial statements at fair value	$354,123,974
Deemed distributions not reported on the financial statements	(136,028)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,029,274)

Net assets available for benefits per the Form 5500	$350,958,672

The following table presents a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500 at December 31, 2008:

Net decrease in net assets available for benefits per the financial statements	$(105,561,187)
Deemed distributions not reported on the financial statements	(136,028)
Change in the adjustment from contract value to fair value for fully benefit-responsive contracts	(2,433,242)

Net decrease in assets available for benefits per the Form 5500	$(108,130,457)

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 8 - Subsequent events

Effective January 1, 2009, Hanover Insurance has adopted an auto enrollment feature for all new employees. If a new employee has not made a deferral election within 60 days of hire, they will be automatically enrolled in the Plan. Upon auto enrollment, the deferral rate will default to 3% and the deferral will be invested in the Fidelity Freedom Fund with the target date closest to the date the participant would turn age 65 (a qualified default investment). After the first year, if the participant has not made any changes to this automatic deferral, the deferral rate will increase 1% per year until reaching a 6% deferral rate. The participant has the option to adjust the automatic deferral rate and the investment allocation at any time.

The Hanover Insurance Group Retirement Savings Plan

Plan EIN: 13-5129825 Plan Number: 002

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

At December 31, 2008

(a)	(b) Identity of issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value
	PIMCO Total Return Institutional Class	Registered Investment Company	4,141,370 shares	$41,993,497
*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	40,814,763 shares	40,814,763
*	Fidelity Equity-Income Fund	Registered Investment Company	1,056,292 shares	32,607,741
*	Spartan U.S. Equity Index Fund - Investor Class	Registered Investment Company	860,433 shares	27,447,816
	American Funds Growth Fund Of America - Class R5	Registered Investment Company	726,421 shares	14,848,037
	Artisan Mid-Cap Fund - Investor Class	Registered Investment Company	840,608 shares	14,298,745
*	Fidelity Diversified International Fund	Registered Investment Company	658,710 shares	14,168,846
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	612,415 shares	14,159,039
*	Fidelity Freedom 2020 Fund	Registered Investment Company	1,122,942 shares	11,285,563
*	Fidelity Small-Cap Stock Fund	Registered Investment Company	706,493 shares	6,923,628
*	Fidelity Freedom 2030 Fund	Registered Investment Company	651,184 shares	6,355,560
*	Fidelity Freedom 2010 Fund	Registered Investment Company	552,331 shares	5,722,154
*	Fidelity Freedom 2040 Fund	Registered Investment Company	742,116 shares	4,148,428
	Vanguard Total Bond Market Index Fund Signal	Registered Investment Company	259,604 shares	2,642,769
*	Spartan International Index Fund - Investor Class	Registered Investment Company	47,650 shares	1,274,161
	Vanguard Mid-Cap Index Fund Signal	Registered Investment Company	65,744 shares	1,110,414
*	Fidelity Freedom 2000 Fund	Registered Investment Company	80,573 shares	809,755
*	Fidelity Freedom Income Fund	Registered Investment Company	72,255 shares	690,762
	Vanguard Small-Cap Index Fund Signal	Registered Investment Company	31,315 shares	575,878
*	Fidelity Freedom 2050 Fund	Registered Investment Company	68,324 shares	441,375
*	Fidelity US Treasury Money Market Fund	Registered Investment Company	410,121 shares	410,121
*	Fidelity Managed Income Portfolio II – Class 2 **	Common Collective Trust	77,678,026 shares	77,678,026
*	The Hanover Insurance Group Company Stock Fund	Unitized Stock Fund Securities		18,715,813
		Unitized Stock Fund Cash and Cash Equivalents		708,127
*	Participant loans	4.75% to 10.0% notes, maturing through November 23, 2018		8,133,450

	Total investments			$347,964,468

*	Represents party-in-interest
**	At contract value
(d)	Cost – not required for participant directed transactions

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HANOVER INSURANCE GROUP RETIREMENT SAVINGS PLAN
(Name of Plan)

/s/ Lorna Stearns
Benefits Committee by Lorna Stearns
June 26, 2009

Exhibit Index

Exhibit 23.1	Consent of Current Independent Registered Public Accounting Firm.

Exhibit 23.2	Consent of Predecessor Independent Registered Public Accounting Firm.